First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

October 5, 2016

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“we” or “the Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated September 27, 2016 with respect to the above-referenced Form 10-K.

For your convenience, we have set forth below the Staff's comment in bold typeface followed by our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 15. Exhibits and Financial Statement Schedules

Note 12. Investments in Unconsolidated Affiliates and Joint Ventures, page 116

1.
We note your response to prior comment 2. Please revise future filings to provide similar disclosures to your response if there are material differences between net income and net income attributable to equity method investees for your significant equity method investees.

We respectfully acknowledge the Staff's comment and will revise future filings to provide additional disclosures explaining material differences between Net income and Net income attributable to equity method investees as presented in the Summarized Financial Information for our significant equity method investees.

* * * * *

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 414-9383.

Sincerely,

/s/ Bryan Schumaker
Bryan Schumaker
Chief Accounting Officer

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